Exhibit 11.2

The Wolseley Group Whistleblowing Policy

Introduction	The conduct of the Group’s businesses is guided by certain fundamental and enduring values, including acting with integrity at all times, complying with the regulatory framework wherever it operates, and meeting the standards of good corporate governance. These are set out in the Group’s Code of Business Ethics.

Our people are critical to our success and to our reputation as they represent us in every walk of life. In pursuit of these values all Group employees are individually expected to maintain high standards of integrity, honesty and fair dealing and to conduct themselves at all times so as to avoid actions which may adversely affect the interests or good standing of Wolseley plc or any group company.

Laws in the jurisdictions in which Wolseley does business often give protection from victimisation and dismissal to individuals who make certain disclosures in the public interest. It is the Wolseley Group’s policy that such protection should apply to all employees irrespective of whether such laws apply in the country in which the individual is working. Group employees are encouraged to raise any concerns internally in the first instance.

The purpose of this policy is to set out how our employees may deal with concerns about malpractice or misconduct by other employees and/or contractors or other service providers, which may have an impact upon, or threaten, these values or the wider public interest.

Definition	An act whereby an employee raises in good faith a genuine concern about breaches of ethical conduct, malpractice or unlawful conduct, which they suspect is taking place at work. Grievance and harassment issues should continue to be raised through the relevant local policies and procedures.

Purpose	To enable all Wolseley group employees the opportunity to raise concerns internally and to disclose information, which the individual believes shows malpractice or breach of ethical conduct. Each concern will be investigated promptly and impartially and any employee who raises a genuine concern will be protected from retaliation in the form of demotion, penalty or other adverse consequences.

Scope	All employees. It also covers anyone else working in any of the Group’s properties including agency workers, independent consultants and contractors.

Policy	1	Each Group Company should ensure that their employees are made aware of their personal responsibilities and be encouraged to use the whistleblowing procedure to report actual or suspected malpractices whether or not they may involve the group in possible loss or difficulty. These may include, for example, criminal acts; financial fraud or malpractice; accounting, internal accounting and auditing malpractices; failures to comply with legal duties (eg negligence); miscarriages of justice; dangers to the health and safety of employees or the public; abuse of position; unethical conduct; damage to the environment; or the deliberate cover-up of any actual or suspected malpractice.

2	Employees should raise their concerns internally with their manager or senior manager in the first instance to allow those managers in positions of responsibility and authority the opportunity to consider the position and to right the wrong. Employees who do not feel able to approach their manager or senior manager are free to consult the Group Company Secretary of Wolseley plc on a confidential basis who will decide how the matter will be dealt with. Wolseley’s policy prohibits retaliation against those providing information or raising questions in good faith about possible violations of the law or stated corporate policy. All matters will be treated in confidence and anonymity will be respected wherever possible.

Employees may consult the Group Company Secretary by telephone to (44) (0) 118 929 8738, by e-mail to mark.white@wolseley.com, by fax to (44) (0) 118 929 8701 or by letter marked “Private & Confidential to be opened by addressee only, M J White, Group Company Secretary, Wolseley plc, Parkview 1220, Arlington Business Park, Theale, Nr Reading, RG7 4GA, United Kingdom”.

If you feel unable or unwilling to report the matter to your line manager or senior manager or to the Group Company Secretary please call the confidential free phone whistleblowing line noted below. This line is also available to agency workers, independent consultants and contractors. The whistleblowing line is a confidential telephone service operated by an independent company called Expolink Europe Limited. Calls are not recorded. The telephone will be answered by a representative who will report the matter to the Group Company Secretary. All calls will, initially, be answered in English. If you wish to use a language other than English please advise the representative. There will be a short delay whilst the representative seeks an appropriate translator.

For calls from:	Number:
UK	0800 374199
Ireland	1 800 567014
USA	1 877 5335310
Canada	1 888 2685816
France	0800 913396
Italy	0800 783776
Netherlands	0800 0229026
Austria	0800 231700
Czech Republic	800 142428
Hungary	06800 14863
Luxembourg	8802 4450
Denmark	08088 4368

3	This policy has been designed so that examples of any malpractice can be raised constructively without fear of detriment. Although you are encouraged to give your name so that appropriate feedback can be given, you do not need to do so and no attempt will be made to trace anyone using the policy who does not provide their name.

4	All reports will be thoroughly investigated and appropriate action will be taken. All records will be held by the Group Company Secretary in Theale, Reading. No mention of any use of this policy will appear in the files of any individual raising a concern.

General	It is accepted that many decisions may involve ethical dilemmas. In these and any other cases where any person is uncertain as to the correct course of action the issue should be raised with the line manager in the first instance.

The Wolseley Group and all of its personnel will respect the law in all countries and communities in which it operates. Any conflict between Wolseley policy or procedure and the laws of any country in which any Wolseley company operates or any conflict between the laws of places in which any such company operates should be referred to the Group Company Secretary.

Any knowingly false or malicious call or report under this policy will usually be considered to be a disciplinary matter.

M J White
Group Company Secretary
18 September 2003